UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated May 9, 2024 titled “GeoPark Signs New Offtake Agreement with Vitol for the Llanos 34 Block in Colombia”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK SIGNS NEW OFFTAKE AGREEMENT WITH VITOL

FOR THE LLANOS 34 BLOCK IN COLOMBIA

IMPROVED PRICE REALIZATIONS & UP TO $500 MILLION FUNDING

Bogota, Colombia – May 9, 2024 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator, today announces the execution of an offtake and prepayment agreement with Vitol, one of the world’s leading energy and commodity companies.

The offtake agreement provides for GeoPark to sell and deliver to Vitol a minimum of 20,000 bopd of production from the Llanos 34 Block (GeoPark operated, 45% WI). The agreement improves GeoPark’s price realizations by 15 cents (USD) per barrel vs the current agreement, or by 60 cents (USD) per barrel vs the average price realizations from January 2021 to date. The offtake agreement will start on July 1, 2024, for a minimum of 20 months and up to 36 months.

As part of this transaction, GeoPark will obtain immediate access to committed funding from Vitol for up to $300 million, with an option to increase by another $200 million for a total of $500 million, in prepaid future oil sales over the period of the offtake contract. Funds committed by Vitol will be made available until June 30, 2025, subject to certain conditions. Amounts drawn on this prepayment facility can be repaid through future oil deliveries or prepaid at any time without penalty. The interest cost is based on a SOFR risk-free rate plus a margin of 3.75% per annum.

The improved commercial performance and access to competitive and flexible financing secured by this transaction provides GeoPark with immediate value and optionality for future growth.

Vitol is one of the world’s leading energy and commodity companies with a history of over 55 years and strong presence and operations in Colombia and Latin America.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +55 21 99636 9658

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentages included in this press release have not in all cases been calculated on the basis of such rounded amounts, but on the basis of such amounts prior to rounding. For this reason, certain percentages in this press release may vary from those obtained by performing the same calculations on the basis of the amounts in the financial statements. Similarly, certain other amounts included in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the availability of committed funding. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: May 10, 2024